OMB APPROVAL

OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden hours per response	11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Midwest Banc Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

598251106

(CUSIP Number)

December 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 598251106	13 G	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LeRoy Rosasco

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

	5.	Sole Voting Power
		1,251,675
Number of	6.	Shared Voting Power
Shares		252,000
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		1,251,675
Person
With:	8.	Shared Dispositive Power
		252,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,503,675

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

11.	Percent of Class Represented by Amount In Row (9) 8.4% of 17,931,727 shares of Common Stock outstanding as of December 31, 2004.

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 598251106	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Midwest Banc Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

501 West North Avenue, Melrose Park, IL 60160

Item 2(a).	Name of Person Filing:

LeRoy Rosasco

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1009 Bonnie Brae #3C, River Forest, IL 60305

Item 2(c).	Citizenship:

Mr. Rosasco is a U.S. Citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

598251106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this Statement is filed pursuant to Rule 13d-1(c), check this box. ☐

CUSIP No. 598251106	13G	Page 4 of 5 Pages

Item 4.		Ownership.

	(a)	Amount beneficially owned:

1,503,675

	(b)	Percent of class:

8.4%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 1,251,675

(ii) Shared power to vote or direct the vote: 252,000

(iii) Sole power to dispose or to direct the disposition of: 1,251,675

(iv) Shared power to dispose or to direct the disposition of: 252,000

Item 5.		Ownership of Five Percent or Less of a Class.

N/A

CUSIP No. 598251106	13G	Page 5 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2005	/s/ LeRoy Rosasco
LeRoy Rosasco, Director